SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 28 April, 2006

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Transaction in Own Shares dated 18 April, 2006
99.2	Transaction in Own Shares dated 19 April, 2006
99.3	Director/PDMR Shareholding dated 19 April, 2006
99.4	Transaction in Own Shares dated 20 April, 2006
99.5	Transaction in Own Shares dated 21 April, 2006
99.6	Transaction in Own Shares dated 24 April, 2006
99.7	Transaction in Own Shares dated 25 April, 2006

99.1

18 April 2006

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 350,000 of its ordinary shares at a price of
916.315p per share.

END

99.2

19 April 2006

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 250,000 of its ordinary shares at a price of 931.851p per share.

END

99.3

                                                InterContinental Hotels Group PLC
                         Technical Interest of Directors and Persons Discharging Managerial Responsibility
                                            in Employee Share Ownership Trust (Jersey)

Following a purchase of shares on 12 April 2006 and a release to participants (not Directors) under the Executive Share Option
Plan on 18 April 2006, InterContinental Hotels Group PLC confirms that the new total holding of the InterContinental Hotels Group
PLC Employee Share Ownership Trust (Jersey) as detailed below:

Number of shares/amount of stock purchased -                  1,152,699
Currency and price -                                          £9.476384 per share
Number of shares/amount of stock disposed -                   579,206
Total holding in the Trust following this notification -      2,287,446 Ordinary shares

The following directors and persons discharging managerial responsibility, who are among the potential beneficiaries of the ESOT-
Andrew Cosslett, Richard Hartman, Stevan Porter, Richard Solomons, Tom Conophy, Peter Gowers, Tracy Robbins and Richard Winter-
are technically deemed to be interested in those shares.

END

99.4

20 April 2006

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 460,000 of its ordinary shares at a price of 939.817p per share.

END

99.5

21 April 2006

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 300,000 of its ordinary shares at a price of 947.225p per share.

99.6

24 April 2006

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 250,000 of its ordinary shares at a price of 945.58p per share.

END

99.7

25 April 2006

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 500,000 of its ordinary shares at a price of 955.67p per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	28 April, 2006